UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: November 14, 2007	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
kabu.com Securities Co., Ltd.

Bank of Tokyo-Mitsubishi UFJ to Further Strengthen its Business and Capital Alliance

with kabu.com Securities

Tokyo, November 14, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), and kabu.com Securities Co., Ltd. (kabu.com Securities) have agreed to further strengthen their business and capital alliance that have been agreed in March 2007. BTMU and kabu.com Securities aim to increase convenience for their customers by launching a series of collaborative initiatives over the next few months.

1. Reasons for strengthening the business and capital alliance

Against the backdrop of the broad trend in the financial behavior of individual customers to shift funds from savings to investment and the rapid penetration of the internet, BTMU and kabu.com Securities agreed in March 2007 to strengthen their existing business and capital alliance relationship. As a result of a tender offer by BTMU and an election of directors of kabu.com Securities at the general meeting of shareholders in June 2007, kabu.com Securities became a consolidated subsidiary of MUFG.

Approximately 30,000 customers have signed up for the online securities intermediation (financial product intermediation) service launched by BTMU in July 2005. The two companies have been steadily strengthening their alliance, which focuses on the importance of kabu.com Securities’ equity trading channel, through developments such as the start to bank agency operations with BTMU as the affiliated bank, in April 2007, the participation by Mitsubishi UFJ Securities Co., Ltd. in “kabu.comPTS (proprietary trading systems)” from September 2007, and the substantial extension in November 2007 of the acceptance cut-off times for same-day payment from securities accounts of kabu.com Securities to kabu.com Securities deposit accounts at BTMU.

The online securities channel is also rapidly becoming more important as a channel for various financial products other than equities, such as investment trusts. Furthermore, in line with the enforcement of the Financial Instruments and Exchange Law, societal demand for the development of customer protection frameworks and the execution of fair and appropriate financial product transactions is also increasing rapidly.

Based on these rapid changes to the external environment, by further strengthening their capital relationship BTMU and kabu.com Securities aim to strengthen Group collaboration within MUFG in compliance and internal controls, and increase Group synergies focusing particularly on meeting customers’ asset management needs using the internet. This is driven by the shared awareness that such initiatives will lead to improved service for MUFG customers, major growth in the business of asset management for retail customers, and improved corporate value for both companies.

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2. Strengthening the capital relationship

Based on these changes to the environment (the rising importance and future potential of online securities business and the necessity to further enhance unified Group compliance and internal control frameworks), in terms of capital BTMU and kabu.com Securities have agreed that MUFG will acquire a majority of the total voting rights of kabu.com Securities.

Specifically, MUFG will increase its share of the voting rights of kabu.com Securities from the current level of 40.78% to over 50%, through the acquisition by BTMU of ordinary shares of kabu.com Securities.

BTMU board of directors’ meeting held today resolved to commence a public tender offer for shares in kabu.com Securities in order to raise its shareholding ratio, and a kabu.com Securities board of directors’ meeting held today resolved to express its endorsement of the public tender offer.

Prior to the Tender Offer, BTMU acquires all shares of kabu.com Securities held by MUFG group companies Mitsubishi UFJ Trust and Banking Corporation., Ltd., the holding company, Mitsubishi UFJ Asset Management Co., Ltd. and Mitsubishi UFJ NICOS Co., Ltd. through negotiated transactions. If the Tender Offer is completed, kabu.com Securities will become a consolidated subsidiary of BTMU due to BTMU holding voting more than 40% of rights in kabu.com Securities.

Reference: Changes in Shares of Voting Rights

	Before March 2007	Present (as of November 14, 2007)	After intra-Group negotiated transactions	After the tender offer (planned)
BTMU	16.40%	26.23%	30.09%	40.45%
Mitsubishi UFJ Securities	10.62%	10.69%	10.69%	10.69%
Mitsubishi UFJ Trust and Banking Corporation	1.42%	1.43%	—	—
MUFG	1.03%	1.04%	—	—
Mitsubishi UFJ Asset Management	0.93%	0.93%	—	—
Mitsubishi UFJ NICOS	0.46%	0.47%	—	—
MUFG Group total	30.86%	40.78%	40.78%	51.13%

Note: Shares of voting rights are based on total voting rights at each point in time, and figures are rounded off to two decimal places. BTMU will enter into stock purchase agreements with MUFG group companies (Mitsubishi UFJ Trust and Banking Corporation., Ltd., the holding company, Mitsubishi UFJ Asset Management Co., Ltd. and Mitsubishi UFJ NICOS Co., Ltd.) on November 14, 2007, and acquire all shares of MUFG group companies on November 20, 2007.

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3. Strengthening the business alliance

BTMU and other Group companies and kabu.com Securities will use the opportunity provided by the strengthening of the capital alliance to expand and deepen the scope of business cooperation, focusing on the following areas, and endeavor to improve the corporate value of each company and raise customer satisfaction. Group companies and kabu.com Securities will continue to consider matters regarding expanding the scope of business cooperation, and will announce initiatives as they are decided.

(1)	Strengthening securities transactions such as financial product intermediation business

1.	Meeting investment trust transaction needs through the internet

In order to meet the requirements of customers who would like to access simple and convenient online asset management using investment trusts, we will make the investment trust services of kabu.com Securities available to a larger number of customers. The first stage of this initiative will be to consider ways and make preparations for various marketing campaigns and so forth to make Exchange Traded Funds (ETF) handled by kabu.com Securities available to a larger number of customers.

2.	Increasing business partners in financial product intermediation

We will endeavor to increase the number of business partners for kabu.com Securities’ financial product intermediation business, by leveraging MUFG’s network of Group companies. kabu.com Securities is already making preparations for financial product intermediation business alliances with regional banks and others with a view to realizing such alliances next spring, and intends to expand its financial product intermediation network further in the future.

(2)	Strengthen bank agency business through point service tie-up

1.	Launch point service tie-up

We will make preparations for customers to be able to use points accumulated through use of the credit card function of BTMU’s Super IC Card (BTMU points) in their transactions at kabu.com Securities to obtain various benefits.

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Contacts:

Mitsubishi UFJ Financial Group	Public Relations Division	81-3-3240-7651

Bank of Tokyo-Mitsubishi UFJ	Public Relations Division	81-3-3240-2950

kabu.com Securities	Corporate Administration	81-3-3551-5111

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